SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                             IVAX DIAGNOSTICS, INC.
                            f/k/a b2bstores.com, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   45070W 10 9
                                 (Cusip Number)

                               Carol J. Gillespie
                                IVAX Corporation
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                                 (305) 575-6037
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 14, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                  -------------------------------
CUSIP No. 45070W 10 9                  13D                  Page 2
-------------------------------                  -------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON


          IVAX Corporation

          I.R.S. # 16-1003559
--------- ----------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [ ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Florida
------------------------- ------- ----------------------------------------------
NUMBER OF                 7       SOLE VOTING POWER
SHARES                                     20,000,000
BENEFI-                   ------- ----------------------------------------------
CIALLY                    8       SHARED VOTING POWER
OWNED BY                                   0
EACH REPORTING            ------- ----------------------------------------------
PERSON                    9       SOLE DISPOSITIVE POWER
WITH                                       20,000,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,000,000

--------- ----------------------------------------------------------------------

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

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of IVAX Diagnostics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2140 North Miami Avenue, Miami, Florida 33127.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This statement is filed by IVAX Corporation, a Florida corporation ("IVAX"), the principal business and offices of which are located at 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business of IVAX and its subsidiaries is the research, development, manufacture, marketing and distribution of health care products.

ITEMS 2 (A), (B) AND (C)

         For information with respect to the identity and background of each director and executive officer of IVAX, see Schedule 1 attached hereto, which is incorporated herein by reference.

ITEMS 2 (D) AND (E)

         During the last five years, neither IVAX nor, to its best knowledge, any of its directors, executive officers or controlling persons has been, (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.


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


ITEM 2 (F)

         To the knowledge of IVAX, all persons identified in Schedule 1 are U.S. citizens, except for the two individuals noted.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On November 21, 2000, IVAX, a wholly owned subsidiary of IVAX and the Issuer entered into a merger agreement (the "Merger Agreement"), whereby IVAX' wholly owned subsidiary would merge with and into the Issuer (the "Merger"). The Merger became effective as of March 14, 2001, whereby, pursuant to the terms of the Merger Agreement, all of the issued and outstanding shares of the common stock of IVAX' wholly owned subsidiary were automatically converted into the right to receive 20,000,000 shares (the "Shares") of Common Stock. On March 14, 2001, IVAX received the Shares and the Issuer received all of the issued and outstanding shares of the common stock of the wholly owned subsidiary of IVAX.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         IVAX acquired the Shares as an investment. IVAX intends to continue to monitor the market price of the Common Stock and other relevant factors, including without limitation, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions and the securities markets in general. IVAX may acquire additional shares of the Common Stock in the open market or in privately negotiated transactions if it believes that such shares represent an attractive investment. Based upon its review of such factors, IVAX may also take such other actions as it may deem appropriate in light of the circumstances existing from time to time. Therefore, depending upon market and other factors, IVAX may determine to dispose of some or all of the Shares or Common Stock subsequently acquired by it either in the open market or in privately negotiated transactions.

         In connection with IVAX' acquisition of the Shares, the directors of the Issuer filled existing vacancies on the Issuer's board of directors by appointing five representatives of IVAX: Dr. Phillip Frost, Dr. John Harley, Dr. Jane Hsaio, Neil Flanzraich and Giorgio D'Urso.

         Except as described in this statement, IVAX has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of


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

the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a national registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above (although IVAX reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         IVAX beneficially owns 20,000,000 shares of Common Stock. IVAX' beneficial ownership of the Shares represents approximately 69.9% of the Issuer's outstanding Common Stock. IVAX has sole power to vote and sole power to dispose of the 20,000,000 shares of Common Stock which it beneficially owns.

         Except as described in this statement, neither IVAX nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has effected any transaction involving the Common Stock in the last 60 days.

         No person, except for IVAX, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock covered by this statement.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------------------------------------------------

         Pursuant to a registration rights agreement, dated March 14, 2001, between IVAX and the Issuer (the "Registration Rights Agreement"), at any time after one year from March 14, 2001 and before March 14, 2006, IVAX may require the Issuer to register all or any part not less than $1 million of the Shares. IVAX may not make more than two demand registration requests, and of the foregoing, not more than one may be made in any calendar year. Additionally, IVAX may "piggyback" upon registrations initiated by the Issuer or other holders exercising similar demand registration rights. The Issuer may delay the filing of any registration statement for 120 days if it determines in good faith that to effect such registration statement would be detrimental to the Issuer or its stockholders. The Issuer has agreed to pay all fees and expenses in connection with such registrations, except for any underwriting discounts and commissions. If the Issuer files a registration statement in connection with an underwritten public offering, IVAX has agreed to sign a customary underwriting agreement in connection with such registrations and its rights to register shares is subject to a pro-ration provision if the underwriters determine that the success of the offering will be jeopardized from too many shares being included in the offering. Shares to be sold by the Issuer will be included prior to the inclusion of any other shares of Common Stock held by IVAX. The Registration Rights Agreement contains customary mutual indemnification and market stand-off provisions. IVAX may assign or transfer its rights under the Registration Rights Agreement.

         The description of the Registration Rights Agreement contained in this statement is qualified in its entirety by the full text of such agreement, a copy of which is included as Exhibit 1 hereto and is incorporated herein by reference.

         Except as described in this statement, neither IVAX nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         1. Registration Rights Agreement, dated March 14, 2001, by and between IVAX and the Issuer.


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


                                   SIGNATURES


         After reasonable inquiry and to the best of any knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 2001                        IVAX CORPORATION
     ------------------------------



                                            By: /s/ THOMAS E. BEIER
                                               ---------------------------------
                                               Thomas E. Beier,
                                               Senior Vice President-Finance and
                                               Chief Financial Officer



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


                                   SCHEDULE 1


              DIRECTORS AND EXECUTIVE OFFICERS OF IVAX CORPORATION
              ----------------------------------------------------

------------------------------------------- ------------------------------------
            Name and Position                     Position with Employer and
                with IVAX                            Address of Employer
------------------------------------------- ------------------------------------
Mark Andrews                                Chairman of the Board and CEO
Director                                    Great Spirits
                                            1331 Lamar Street, Suite 1125
                                            Houston, TX  77010-3088
------------------------------------------- ------------------------------------
Ernst Biekert, Ph.D.                        Professor
Director                                    University of Heidelberg, Germany
                                            Home Address:  Weinheimerstr. 21,
                                            Limburgerhof, Germany  67117
------------------------------------------- ------------------------------------
Charles M. Fernandez                        President and CEO
Director                                    Toda Ahora
                                            2000 Ponce De Leon Blvd., 5th Floor
                                            Coral Gables, FL  33134
------------------------------------------- ------------------------------------
Jack Fishman, Ph.D.                         Rockefeller University
Director                                    Strang Cancer Research Laboratory

                                            1230 York Avenue
                                            New York, NY  10021
------------------------------------------- ------------------------------------
Neil Flazraich                              Director, President & Vice Chairman
Director, President & Vice Chairman         IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------
Phillip Frost, MD                           Chairman of the Board of Directors
Chairman of the Board of Directors and CEO  and CEO
                                            IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------
Jane Hsiao, Ph.D.                           Director, Vice-Chairman - Technical
Director, Vice-Chairman - Technical         Affairs and Chief Technical Officer
Affairs and Chief Technical Officer         IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------
Isaac Kaye                                  Chief Executive Officer
Director and Deputy CEO                     Norton Healthcare Limited
                                            Albert Basin, Royal Docks
                                            London, England  E16 2QJ
------------------------------------------- ------------------------------------
Thomas E. Beier                             Senior Vice President - Finance
Senior Vice President - Finance             Chief Financial Officer
Chief Financial Officer                     IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------


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


------------------------------------------- ------------------------------------
            Name and Position                     Position with Employer and
                with IVAX                            Address of Employer
------------------------------------------- ------------------------------------
Rafick G. Henein, Ph.D.                     Senior Vice President
Senior Vice President                       IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------
Thomas E. McClary                           Vice President, Accounting and
Vice President, Accounting and              Corporate Controller
Corporate Controller                        IVAX
                                            4400 Biscayne Boulevard
                                            Miami, FL  33137
------------------------------------------- ------------------------------------


         Except for Messrs. Biekert and Kaye, who are citizens of Germany and England, respectively, all of the individuals listed above are citizens of the United States of America.



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



                                  EXHIBIT INDEX


Exhibit Description
-------------------

1. Registration Rights Agreement, dated March 14, 2001, by and between IVAX and the Issuer.



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